Exhibit 99.1

-Unofficial Translation-

Sections of Proposed Debt Arrangement Provided

by Gindi Israel 2010 Ltd. (on behalf of company in formation)

1.	Together with signing of the proposed debt arrangement (including relating to Mega), Gindi would agree to transfer an amount of not less than NIS 240 million to the Company (as subordinated loan or equity):

-	amount of NIS 180 million invested in the Company on date of approval of the arrangement by court
-	amount of NIS 60 million invested in the Company half a year approval of the arrangement by court.

2.	The underlying principles in the proposal are to preserve equality among the creditors, the making of pro-rata payments (for all types of payment), and that the Company does not have any additional creditors or obligations other than as set forth in the arrangement.

3.	The pro-rata portion among the creditors will be determined using precise outstanding debt amounts as of the date the arrangement is signed.

4.	To relieve any doubt, commencing as of the date of signing of the arrangement, the outstanding debt will not accrue penalty interest (but will accrue interest as described below).

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5.	The payment schedule for all creditors would be amended as follows:

a.	Payment of principal - four annual payments of principal (linked to the CPI) equal to 2% of the aggregate outstanding debt on the date of signing, with the first annual payment paid following one year from approval of the arrangement. The balance of the principal amount would be made as a one-time payment at the end of the fifth year from approval of the arrangement.

b.	Interest - as of the date of signing of the arrangement, all debts would bear interest at an annual rate of 4.5%. Interest would be paid annually and linked to the CPI, with the first interest payment paid at the end of the first year following approval of the arrangement.

c.	The Company would impose first-ranking fixed liens on its shareholdings in Dor Alon and BSRE for the benefit of all its financial creditors on a pro-rata basis (excluding BSRE shares pledged to BSRE which would be pledged to the creditors following their release from the BSRE lien). The liens would be released in parallel to the repayment of the principal amount of the debt.

The imposition of the liens would not prevent the sale by the Company of such shareholdings, provided the proceeds from such sale would be applied in the manner described below in 6. below.

The Company would take actions to sell its holdings in Dor Alon at a favorable price.

6.	Dividends up to the amount of the aggregate accured profits earned by the Company's subsidiaries from the last financial statements approved prior to approval of the arrangement can be used by the Company for all purposes, without restrictions, including for payment of interest, management and general expenses.

70% of all dividends in excess of the amount described above, or dividends on account of profits generated prior to approval of the arrangement (excluding a special dividend from BSRE intended for repayment of a loan to BSRE – it is clarified that amounts from BSRE will be used above all for repayment of such loan) and/or other amounts received by the Company from the sale of its holdings in BSRE or Dor Alon will be used for early repayment of principal and interest as described in section 7 below.

7.	Early redemption/repayment required under section 6 will be done in this order (all pro rata to all creditors):

-	Ongoing interest for date of early payment on principal

-	Principal from remaining balance of loan

8.	The Company would be permitted to pay/redeem early, in whole or in part, without a prepayment premium.

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9.	At such time as the outstanding amount of unpaid debt will be less than 50% of such debt amount on the date of approval of the arrangement, the restrictions in section 6 will be terminated. Until such time, the Company will not distribute dividends to its shareholders or repay any shareholder loans.

10.	Any payment of principal to a bank which is guaranteed shall first be used to repay any direct debt held by such bank and then shall be used to pay the guaranteed debt. For purposes of clarification, a bank whose entire debt is comprised of guaranteed debt will still receive payment in accordance with its pro-rata portion of the debt.

11.	The Company will adopt measures to reduce management and general expenses and cease dual listing on the NYSE and the TASE.

12.	Under the arrangement, the creditors will be issued 10% of the Company's shares on a pro-rata basis, provided that upon approval of the arrangement and the transfer by Gindi of NIS 240 million, the shareholdings in the Company (on a fully diluted basis) will be as follows: 10% held by creditors; 5% held by minority shareholders; and 85% held by Gindi. Such issuance to the creditors is valued at approximately NIS 45 million, which represents approximately 5% of the debt amount.

13.	The proposed arrangement will include a waiver of claims against directors and officers of the Company.

14.	Gindi's proposal is effective as long as the agreement signed on January 29, 2016 is effective.

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